

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2026

Paul LaViolette
Chief Executive Officer
Pulse Biosciences, Inc.
601 Brickell Key Drive, Suite 1080
Miami, FL 33131

> **Re: Pulse Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 19, 2026**
> **File No. 333-293596**

Dear Paul LaViolette:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Adam Finerman, Esq.